                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          QUINTEL ENTERTAINMENT, INC.
                          ---------------------------
                                (Name of Issuer)

                          $.001 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  748762 10 1
                                  -----------
                                 (CUSIP Number)

               Steven L. Feder, c/o Psychic Readers Network, Inc.
              2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304

                                 (954) 563-5464
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 28, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------------------------------                      ---------------------------------------------
CUSIP NO. 748762 10 1                                                          Page 2
- -------------------------------------------------------                      ---------------------------------------------
==========================================================================================================================
                Names of Reporting Person:
      1         Steven L. Feder

                SS or ISA Identification Nos. of Above Person
- --------------------------------------------------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                                                           (a)[X]
                                                                                                                  (b)[ ]
- --------------------------------------------------------------------------------------------------------------------------
                SEC use only
      3

- --------------------------------------------------------------------------------------------------------------------------
                Source of Funds*
      4
                AF, PF
- --------------------------------------------------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                              [ ]

- --------------------------------------------------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6         USA
- --------------------------------------------------------------------------------------------------------------------------
                                        Sole voting power
                               7
                                        1,197,995
   Number of shares     --------------------------------------------------------------------------------------------------
     beneficially                       Shared voting power
     owned by each             8
   reporting person                     109,000
         with           --------------------------------------------------------------------------------------------------
                                        Sole dispositive power
                               9
                                        1,197,995
                        --------------------------------------------------------------------------------------------------
                                        Shared dispositive power
                              10
                                        109,000
- --------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                1,306,995
- --------------------------------------------------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                      [X]
     12

- --------------------------------------------------------------------------------------------------------------------------
                Percent of Class Represente  by Amount in Row (11)
     13
                7.0
- --------------------------------------------------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN
==========================================================================================================================

- -------------------------------------------------------                      ---------------------------------------------
CUSIP NO. 748762 10 1                                                          Page 3
- -------------------------------------------------------                      ---------------------------------------------
==========================================================================================================================
                Names of Reporting Person:
      1         Thomas H. Lindsey

                SS or ISA Identification Nos. of Above Person
- --------------------------------------------------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                                                            (a)[X]
                                                                                                                   (b)[ ]
- --------------------------------------------------------------------------------------------------------------------------
                SEC use only
      3

- --------------------------------------------------------------------------------------------------------------------------
                Source of Funds*
      4
                AF, PF
- --------------------------------------------------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                               [ ]

- --------------------------------------------------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6         USA

- --------------------------------------------------------------------------------------------------------------------------
                                        Sole voting power
                               7
                                        1,197,995
   Number of shares     --------------------------------------------------------------------------------------------------
     beneficially                       Shared voting power
     owned by each             8
   reporting person                     109,000
         with           --------------------------------------------------------------------------------------------------
                                        Sole dispositive power
                               9
                                        1,197,995
                        --------------------------------------------------------------------------------------------------
                                        Shared dispositive power
                              10
                                        109,000
- --------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                1,306,995
- --------------------------------------------------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                      [X]
     12

- --------------------------------------------------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                7.0
- --------------------------------------------------------------------------------------------------------------------------
     14         Type of Reporting Person*
                IN

==========================================================================================================================

- -------------------------------------------------------                      ---------------------------------------------
CUSIP NO. 748762 10 1                                                          Page 4
- -------------------------------------------------------                      ---------------------------------------------
==========================================================================================================================
                Names of Reporting Person:
                Peter Stolz
      1
                SS or ISA Identification Nos. of Above Person
- --------------------------------------------------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                                                            (a)[X]
                                                                                                                   (b)[ ]
- --------------------------------------------------------------------------------------------------------------------------
                SEC use only
      3

- --------------------------------------------------------------------------------------------------------------------------
                Source of Funds*
      4         AF, PF
- --------------------------------------------------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                               [ ]

- --------------------------------------------------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
- --------------------------------------------------------------------------------------------------------------------------
                                        Sole voting power
                               7
                                        403,710
   Number of shares     --------------------------------------------------------------------------------------------------
     beneficially                       Shared voting power
     owned by each             8
   reporting person                     0
         with           --------------------------------------------------------------------------------------------------
                                        Sole dispositive power
                               9
                                        403,710
                        --------------------------------------------------------------------------------------------------
                                        Shared dispositive power
                              10
                                        0
- --------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                403,710
- --------------------------------------------------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                      [X]
     12

- --------------------------------------------------------------------------------------------------------------------------
     13         Percent of Class Represented by Amount in Row (11)
                2.2
- --------------------------------------------------------------------------------------------------------------------------
     14         Type of Reporting Person*

                IN
==========================================================================================================================

          The joint statement on Schedule 13D of Steven L. Feder ("Feder"), Thomas H. Lindsey ("Lindsey") and Peter Stolz ("Stolz") is hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.

          Item 1 is amended by deleting the last sentence of the item and substituting therefor the following:

          As of July 10, 1997, the Company had 18,598,563 shares of Common Stock issued and outstanding.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is amended by the addition thereto of the following:

          On June 23, 1997, Feder and Lindsey each made a capital contribution of 4,005 shares of Common Stock to PRN. On June 23, 1997, Stolz made a capital contribution of 990 shares of Common Stock to PRN and sold 26,300 shares of Common Stock in an open market transaction at $13.375 per share.

          On July 25, 1997, Feder and Lindsey each sold the following shares of Common Stock in open market transactions at the following sale prices per share: 10,000 shares at $13.625; 5,000 shares at $13.75; and 250 shares at $13.875.

          On July 28, 1997, Feder and Lindsey each sold 39,250 shares of Common Stock in open market transactions at a sale price of $14.00 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

          (a) and (b) The Reporting Persons beneficially own the following amounts of Common Stock:

                (1) Feder has sole power to vote and direct the disposition of 1,197,995 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Feder beneficially owns in the aggregate 1,306,995 shares of Common Stock, representing approximately 7.0% of the Common Stock.

                (2) Lindsey has sole power to vote and direct the disposition of 1,197,995 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Lindsey beneficially owns in the aggregate 1,306,995 shares of Common Stock, representing approximately 7.0% of the Common Stock.

                (3) Stolz has sole power to vote and direct the disposition of 403,710 shares of Common Stock, representing approximately 2.2% of the Common Stock.

          Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 2,908,700 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 15.6% of the Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons except for 109,000 shares of Common Stock owned by Feder and Lindsey as joint tenants with rights of survivorship, as to which only Stolz disclaims beneficial ownership.

          5(c)

          (i) Feder

                  Purchase          Number           Price/
Date              or Sale           of Shares        Share             How Effected
- ----              -------           ---------        -----             ------------
6/23/97           Sale               4,005             --              Capital Contribution
7/25/97           Sale              10,000           13-5/8            Open Market Sale
7/25/97           Sale               5,000           13-3/4            Open Market Sale
7/25/97           Sale                 250           13-7/8            Open Market Sale
7/28/97           Sale              39,250           14                Open Market Sale

          (ii) Lindsey

                  Purchase          Number           Price/
Date              or Sale           of Shares        Share             How Effected
- ----              -------           ---------        -----             ------------
6/23/97           Sale               4,005              --             Capital Contribution
7/25/97           Sale              10,000            13-5/8           Open Market Sale
7/25/97           Sale               5,000            13-3/4           Open Market Sale
7/25/97           Sale                 250            13-7/8           Open Market Sale
7/28/97           Sale              39,250            14               Open Market Sale


          (iii) Stolz

                  Purchase          Number           Price/
Date              or Sale           of Shares        Share             How Effected
- ----              -------           ---------        -----             ------------
6/23/97           Sale              26,300           13.375            Open Market Sale
6/23/97           Sale                 990             --              Capital Contribution

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1997.

                                           /s/ Steven L. Feder
                                           -------------------------------------
                                           Steven L. Feder

                                           /s/ Thomas H. Lindsey
                                           -------------------------------------
                                           Thomas H. Lindsey

                                           /s/ Peter Stolz
                                           -------------------------------------
                                           Peter Stolz